UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                         RENAISSANCE ENTERTAINMENT CORP.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                  75966Q-40-3
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                                 (CUSIP number)

 TIMOTHY J. STABOSZ, 1307 MONROE ST., LAPORTE, IN  46350    (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 26, 2002
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75966Q-40-3

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1.  Names of Reporting Person
                           TIMOTHY J. STABOSZ
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2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3. SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         75,650
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power            0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    75,650
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power       0
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11. Aggregate Amount Beneficially Owned             75,650
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     3.5%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

Common stock of Renaissance Entertainment Corp., 275 Century Circle, Suite 102, Louisville, CO 80027

ITEM 2.   Identity and Background

Timothy  Stabosz,  of 1307 Monroe Street,  LaPorte,  IN   46350,  a  natural
person, is engaged as a full-time private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any allegations, proceedings, judgements, or enjoinments of or related to violations of state or federal securities laws in his lifetime. He is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration

Personal  funds  in  the aggregate amount of $22,102.12 have  been  used  to
effect  the purchases.    No part of the purchase price represents  borrowed
funds.

ITEM 4.   Purpose of Transaction

The  respondent is filing this amendment because his ownership percentage of
the company's common stock has dropped below 5.0%.   Respondent continues to
hold the shares exclusively for investment purposes.

ITEM 5.   Interest in Securities of the Issuer

As of November 21, 2002, respondent has sole voting and dispositive power over 75,650 shares of Renaissance Entertainment Corp. common stock. According to the the company's latest 10-Q filing, as of September 30, 2002, there were 2,144,889 common shares outstanding. Respondent is therefore deemed to own 3.5% of the company's common stock. (Respondent dropped below 5.0% ownership of the company's common stock with transactions effected on September 26, 2002.) Transactions effected by the respondent in the past 120 days were performed in ordinary brokerage transactions, and are listed as follows:

09/24/02 sold 10,000 shares @.31 for an aggregate amount of $3089.90 09/26/02 sold 1,770 shares @.32 for an aggregate amount of $ 561.38
09/26/02  sold  2,000 shares @.34 for an aggregate amount of $ 674.97
09/27/02  sold  7,000 shares @.37 for an aggregate amount of $2584.92
10/18/02  sold  9,750 shares @.43 for an aggregate amount of $4187.37
10/22/02 sold 8,200 shares @.46 for an aggregate amount of $3766.88 10/24/02 sold 200 shares @.48 for an aggregate amount of $ 95.75 10/24/02 sold 4,050 shares @.45 for an aggregate amount of $1817.68


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable

Date  11/21/02
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor